Home Office ● 100 Erie Insurance Place ● Erie, Pennsylvania 16530 ● 814.870.2000
Toll-free 1.800.458.0811 ● Fax 814.870.3126 ● www.erieinsurance.com

May 14, 2021

VIA EDGAR

Mark Brunhofer
Division of Corporate Finance
Office of Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Erie Indemnity Company
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 25, 2021
File No. 000-24000

Dear Mr. Brunhofer:

On behalf of Erie Indemnity Company (“Indemnity” or the “Company”) this letter is in response to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) by letter dated May 4, 2021 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

We appreciate your comments with respect to the above listed report and are always looking to improve the financial disclosure that we make as part of our public filings.

Our responses to your comments are provided below. For convenience, the Staff’s comments are reprinted below, followed by the Company’s responses. Where you have requested revised disclosure, we have provided the revision we intend to include in future filings.

The adequacy and accuracy of the disclosure in our filings is the responsibility of the Company. The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SEC Comment #1: Form 10-K

Notes to Financial Statements
Note 3. Revenue Recognition, page 58

1.You disclose that you maintain an estimated allowance to reduce the management fee to its estimated net realizable value to account for the potential of mid-term policy cancellation based on historical cancellation rates. You go on to indicate that your historical cancellation rates were adjusted in 2020 to include the potential for increased cancellations given the current economic conditions related to the COVID-19 pandemic. Please provide us proposed revised disclosure to be included in future periodic reports that:
•Removes discussion of an estimated allowance and an estimated net realizable value and instead incorporates the ASC 606 concepts of transaction price being constrained as stipulated in ASC 606-10-32-11 and that revenue recognized reflects the consideration to which you expect to be entitled as stipulated in ASC 606-10-10-2; and
•Provides the quantitative disclosure about changes in transaction price associated with the changes in the assessment of the variable consideration as required by ASC 606-10-50-10b or tell us why this disclosure is not warranted.

Company Response:

We will remove discussion of an estimated allowance and an estimated net realizable value in Note 3. Revenue and incorporate the concepts of transaction price being constrained and that revenue recognized reflects the consideration to which we expect to be entitled. We respectfully propose enhancing the disclosure as highlighted in bold in Exhibit A in future periodic reports.

We evaluated the need for quantitative disclosure about changes in transaction price associated with the changes in the assessment of the variable consideration as required by ASC 606-10-50-10b. We concluded the cumulative catch-up adjustment to revenue that affected the corresponding contract liability was not significant for disclosure. We will continue to evaluate the need for quantitative disclosure in future filings and will incorporate any required quantitative disclosures, if significant.

SEC Comment #2: Form 10-K

Notes to Financial Statements
Note 3. Revenue Recognition, page 58

2.Please provide us proposed revised disclosure to be included in future periodic reports for contract liabilities in the form of your deferred revenue that:
•Indicates the amount of revenue recognized in the reporting period that was included in deferred revenue at the beginning of the period as required by ASC 606-10-50-8b; and
•Explains when you expect to recognize as revenue your deferred revenue as required by ASC 606-10-50-13b.

Company Response:

We respectfully propose enhancing the disclosure in Note 3. Revenue to include the amount of revenue recognized in the reporting period that was included in deferred revenue at the beginning of the period in accordance with ASC 606-10-50-8b as highlighted in bold in Exhibit A.

The explanation of when we expect to recognize our deferred revenue as revenue was disclosed in Note 2. Significant Accounting Policies, recognition of management fee revenue. We recognize the additional transparency provided by also including the information in Note 3. Revenue. We respectfully propose enhancing our disclosure in Note 3. Revenue, as highlighted in bold in Exhibit A.

Please do not hesitate to contact me if you have any further questions or comments.

Sincerely,

Erie Indemnity Company

/s/ Gregory J. Gutting

By: Gregory J. Gutting
Executive Vice President and Chief Financial Officer

cc: Timothy G. NeCastro, President and Chief Executive Officer
Brian W. Bolash, Senior Vice President and General Counsel
Julie A. Pelkowski, Senior Vice President and Controller
Sharon Blume, Securities and Exchange Commission

Exhibit A

Note 3.  Revenue

The majority of our revenue is derived from the subscriber’s agreement between us and the subscribers (policyholders) at the Exchange. Pursuant to the subscriber’s agreement, we earn a management fee calculated as a percentage, not to exceed 25%, of all direct and affiliated assumed written premiums of the Exchange. We allocate a portion of our management fee revenue, currently 25% of the direct and affiliated assumed written premiums of the Exchange, between the two performance obligations we have under the subscriber’s agreement. The first performance obligation is to provide policy issuance and renewal services to the subscribers (policyholders) at the Exchange, and the second is to act as attorney-in-fact on behalf of the Exchange, as well as the service provider for its insurance subsidiaries, with respect to all administrative services.
The transaction price, including management fee revenue and administrative service reimbursement revenue, includes variable consideration and is allocated based on the estimated standalone selling prices developed using industry information and other available information for similar services. A constraining estimate of variable consideration exists related to the potential for management fees to be returned if a policy were to be cancelled mid-term. Management fees are returned to the Exchange when policyholders cancel their insurance coverage mid-term and premiums are refunded to them. This constraining estimate is determined using the expected value method, based on both historical and current information. The estimated transaction price, as reduced by the constraint, reflects the consideration expected for performance of our services. We update the transaction price and the related allocation at least annually based upon the most recent information available or more frequently if there have been significant changes in any components considered in the transaction price.
The first performance obligation is to provide policy issuance and renewal services that result in executed insurance policies between the Exchange or one of its insurance subsidiaries and the subscriber (policyholder). The subscriber (policyholder), receives economic benefits when substantially all the policy issuance or renewal services are complete and an insurance policy is issued or renewed by the Exchange or one of its insurance subsidiaries. It is at the time of policy issuance or renewal that the allocated portion of revenue is recognized.

The Exchange, by virtue of its legal structure as a reciprocal insurer, does not have any employees or officers. Therefore, it enters into contractual relationships by and through an attorney-in-fact. Indemnity serves as the attorney-in-fact on behalf of the Exchange with respect to its administrative services in accordance with the subscriber's agreement. The Exchange's insurance subsidiaries also utilize Indemnity for these services in accordance with the service agreements between each of the subsidiaries and Indemnity. Collectively, these services represent a second performance obligation under the subscriber’s agreement and the service agreements. The revenue allocated to this performance obligation is recognized over a four-year period representing the time over which these services are provided. The portion of revenue not yet earned is recorded as a contract liability in the Statements of Financial Position. For the years ended December 31, 2020, 2019 and 2018, Indemnity recognized revenue of $35.9 million, $33.9 million, and $31.7 million, respectively, that was included in the contract liability balance at the beginning of the respective periods. The administrative services expenses we incur and the related reimbursements we receive are recorded gross in the Statements of Operations.

Indemnity records a receivable from the Exchange for management fee revenue when the premium is written or assumed from affiliates by the Exchange. Indemnity collects the management fee from the Exchange when the Exchange collects the premiums from the subscribers (policyholders). As the Exchange issues policies with annual terms only, cash collections generally occur within one year.

The following table disaggregates revenue by our two performance obligations for the years ended December 31:

(in thousands)	2020	2019	2018
Management fee revenue - policy issuance and renewal services, ~~net~~(1)	$1,841,794	$1,810,457	$1,719,567

Management fee revenue - administrative services~~, net~~(1)	59,463	57,204	53,632
Administrative services reimbursement revenue	609,435	582,010	580,336
Total administrative services	$668,898	$639,214	$633,968
(1)    We will remove the word net after these two revenue line items, as well as conforming all other references in our periodic filings.
4